Exhibit 99.(A) (3)

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

AGREEMENT TO GRANT
RESTRICTED SHARE UNIT AND STOCK OPTION AWARDS

    This Agreement to Grant Restricted Share Unit and Stock Option Awards (“Agreement”) is made ______________, 2010 (the “Effective Date”), by and between Semiconductor Manufacturing International Corporation (the “Company”) and [________] (“Participant”).

    WHEREAS, the Company attempted on February 5, 2009 to approve an option (the “Attempted Option Grant”) issuable to Participant to purchase [________] ordinary shares of the Company under the Company’s 2004 Stock Option Plan (the “Option Plan”) with an intended effective grant date of February 17, 2009;

    WHEREAS, the Attempted Option Grant was communicated to Participant in the summer of 2009;

    WHEREAS, the Company discovered that the Attempted Option Grant was not properly awarded and processed; and

    WHEREAS, the Company now desires to grant Participant, and Participant desires to accept, restricted share unit and stock option awards based on the terms set forth below in lieu of any rights Participant may have with respect to the Attempted Option Grant.

    NOW, THEREFORE, Participant and the Company mutually agree as follows:

    1. Equity Awards.

       (a) Restricted Share Unit Award. In accordance with the Company’s policies relating to the granting of equity awards, the Company will grant Participant [__________] restricted share units (the “RSU Grant”) under the Company’s 2004 Equity Incentive Plan (the “Equity Plan”) to be settled in ordinary shares of the Company. Fifty percent (50%) of the RSU Grant will vest on March 1, 2010 and the remaining fifty percent (50%) of the RSU Grant will vest on March 1, 2011, subject to Section 1(c) and Participant’s continued service with the Company or its subsidiaries through each vesting date. In all other respects, the RSU Grant will be subject to the terms and conditions of the Equity Plan and a restricted share unit agreement to be executed between Participant and the Company (the “RSU Agreement”).

       (b) Stock Option. The Company will grant Participant an option to purchase [_______] ordinary shares of the Company (the “Option”) under the Option Plan with an exercise price equal to the fair market value of the underlying ordinary shares on the effective grant date (but in no event lower than the exercise price communicated to Participant with respect to the Attempted Option Grant). The Option will vest as to fifty percent (50%) of the shares subject to the Option on March 1, 2010 and as to fifty percent (50%) of the shares subject to the Option on March 1, 2011, subject to Section 1(c) and Participant’s continued service with the Company or its subsidiaries through such vesting dates. In all other respects, the Option will be subject to the terms and conditions of the Option Plan and a stock option agreement to be executed between Participant and the Company (the “Option Agreement”).

       (c) Acceptance of Agreement. The RSU Grant and the Option will not vest unless and until Participant accepts and agrees to this Agreement, which must occur no later than March 31, 2010. If Participant has not accepted and agreed to this Agreement by March 31, 2010, the RSU Grant and the Option will terminate and be null and void and Participant will have no further rights with respect thereto.

    2. Waiver. By Participant’s electronic signature to this Agreement, Participant acknowledges and agrees that the Attempted Option Grant is null and void and Participant shall have no rights whatsoever with respect to the Attempted Option Grant. Further, by Participant’s electronic signature to this Agreement, Participant waives and forever discharges the Company, its agents, employees, officers, directors, shareholders, related companies, predecessor and/or subsidiary corporations, successors, and assigns from all claims, suits, debts, liabilities, promises or causes of action whatsoever, known or unknown, arising from or in any way related to Participant’s right to vest in, purchase, or exercise shares which were granted, promised to be granted, or accrued on or before the date Participant electronically signs this Agreement, including, without limitation, any claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law. Participant expressly waives any rights or benefits under any state law which provides that a general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

    3. Acknowledgements. Participant acknowledges and agrees that Participant has had the opportunity to consult with Participant’s personal advisors regarding any tax or other consequences of accepting the RSU Grant and the Option and waiving any and all rights with respect to the Attempted Option Grant. The Participant further agrees and acknowledges that Participant is aware of the Company’s business affairs and financial condition, including the risks related to the Company’s business, and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to enter into this Agreement and that Participant is not prohibited by any applicable laws in accepting the RSU Grant or the Option.

    4. Governing Law. This Agreement is governed by the laws of the Cayman Islands.

    5. Entire Agreement. This Agreement, together with the Equity Plan, Option Plan, the RSU Agreement and Option Agreement, represent the entire agreement and understanding between the parties as to the subject matter hereof and supersedes all prior or contemporaneous agreements, whether written or oral. No waiver, alteration or modification of any of the provisions of this Agreement shall be binding, unless in writing and signed by duly authorized representatives of the parties hereto.

    IN WITNESS WHEREOF, this Agreement is entered into as of the date set forth above.

    Participant acknowledges and agrees that clicking the “ACCEPT” button below shall act as Participant’s electronic signature to this Agreement and shall result in a contract between Participant and the Company. Participant agrees and acknowledges that Participant’s electronic signature indicates Participant’s mutual understanding with the Company to the terms of this Agreement.